Exhibit 1.4

Management’s Discussion and Analysis

For the three month period ended March 31, 2012

Management’s Discussion and Analysis

Table of Contents

Special Note Regarding Forward Looking Statements	1

Cautionary Note to U.S. Investors	1

General	2

Overview	2

Arbitral Proceedings	2

CCAA Proceedings and DIP Financing	3

Cease Trade Order	5

Delay of Annual Shareholders Meeting	6

Termination of Rights Plan	6

NYSE Amex and TSX Delistings	6

Summary of Quarterly Financial Results (Unaudited)	7

Results of Continuing Operations	8

General, Administrative and Arbitration Expenses	8

Interest on Notes Payable	8

Interest on Demand Loan and Promissory Note	8

Foreign Currency Exchange Gain	9

Results of Discontinued Operations—Venezuela	9

Write-down of the Carrying Value of Las Cristinas, Provision for VAT and Future Income Tax Recovery	9

Losses on Write-down and Sale of Mining Equipment	9

Las Cristinas Withdrawal Expense	10

Liquidity and Capital Resources	10

Cash and Cash Equivalents	10

Cash Used in Operating Activities	10

Investing Activities	11

Financing Activities	11

Contractual Obligations and Commitments	11

Off-Balance Sheet Arrangements	11

Related Party and Other Transactions	11

Venezuelan Operations	12

Legal Proceedings	12

Management’s Discussion and Analysis

Critical Accounting Estimates and Uncertainties	13

Outstanding Share Data	15

Internal Controls	16

Risk Factors	16

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of Crystallex, its subsidiaries and its projects, constitute forward-looking statements. Generally, forward-looking statements are not based on historical facts but instead represent only Crystallex’s and management’s beliefs regarding future events. Such statements may be identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may”, and similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”. Forward-looking statements include, among other things, statements regarding timing of the arbitration process relating to the Las Cristinas Project (as defined below), including the timeline for the rendering of an award by the Tribunal, assumptions in respect of the payment of arbitration awards and settlement offers by Venezuela (as defined below), gold prices, legal and operating costs, mineral reserves and mineral resources. Such statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by the Company are inherently subject to significant business, economic, competitive, political, legal and social uncertainties and contingencies. Many factors could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of the Company. Such factors include, among others, risks related to the effect and enforcement of the award, the outcome of the arbitration in respect of the Las Cristinas Project, the political and social climate in Venezuela and other political and foreign risks, additional funding requirements, uninsurable risks, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See “Risk Factors” below. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise unless required under applicable securities laws.

Cautionary Note to U.S. Investors

The terms “proven mineral reserve” and “probable mineral reserve” which may be used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC’s Industry Guide 7. The terms, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” which may be used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Crystallex International Corporation

Three month period ended March 31, 2012

General

This Management’s Discussion and Analysis (“MD&A”) of Crystallex International Corporation (“Crystallex” or the “Company”) provides an analysis of the Company’s unaudited condensed interim consolidated financial statements and the related notes as at and for the three month period ended March 31, 2012. This MD&A should be read in conjunction with those unaudited condensed interim consolidated financial statements, as well as the annual audited consolidated financial statements of the Company and the related annual MD&A for the year ended December 31, 2011.

The Company prepares its consolidated financial statements in United States (“U.S.”) dollars. Effective the first quarter of 2011, the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The comparative financial information of 2010 in this Management’s Discussion and Analysis has also been restated to conform to IFRS. This MD&A should be read with Note 6 “Transition to IFRS” to the 2011 audited consolidated financial statements.

This MD&A was prepared on January 30th, 2013. The Company’s public filings, including its most recent financial statements and Form 20F, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

The Company’s common shares are traded in the United States on the OTC markets under the symbol “CRYFQ”.

Overview

Crystallex is a Canadian-based mining company with a history of acquiring exploring, developing and operating mining properties. Crystallex successfully operated an open pit gold mine in Uruguay and developed and operated three gold mines and a milling operation in the Bolivarian Republic of Venezuela (“Venezuela”). Since the signing of a Mine Operating Contract (the “MOC”) in September 2002 with the Corporacion Venezolana de Guayana (the “CVG”), which granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela, the Company worked vigorously to bring the Las Cristinas Project to development. Notwithstanding its compliance with the MOC, which was confirmed in writing by the CVG in August 2010, the fulfilment of all the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”) and assurances that the Permit would be granted, Venezuela failed to grant the permit, and subsequently, on February 3, 2011, the MOC was unilaterally terminated by the CVG. The Company believes there is no justification for this failure to grant the Permit and subsequent unilateral rescission under Venezuelan or international law. As described in greater detail below, the Company has commenced an arbitration proceeding against the Government of Venezuela, for among other things, damages of $3.4 billion (refer to “Arbitral Proceedings”).

The Company has $100 million of unsecured notes (the “Notes”) that were due December 23, 2011. The Company did not have the funds to repay the Notes as a result of the conduct of the Government of Venezuela. On December 23, 2011, the Company voluntarily applied for and obtained an order (the “Initial Order”) from the Ontario Superior Court of Justice (Commercial List) (the “Court”) granting protection under the Companies’ Creditors Arrangement Act (“CCAA”). The Initial Order provided for a general stay of proceedings for 30 days; however, subsequent court orders extended the stay until January 31, 2013. The Company has secured a court approved $36 million debtor-in-possession loan facility (the “DIP Facility”), which will enable it continue to pursue its arbitration claim against Venezuela (refer to “CCAA Proceedings and DIP Financing”).

Arbitral Proceedings

On February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against Venezuela pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The arbitration has been commenced as a result of the failure of the Government of Venezuela to grant the Permit for the Las Cristinas Project, despite Crystallex’s fulfilment of all conditions established by Venezuela, and the arbitrary and unilateral termination of the MOC. The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Crystallex is currently seeking the restitution by Venezuela of its investments in Las Cristinas, including reinstatement of the MOC, the issuance of the Permit and compensation for interim losses suffered, or alternatively, full compensation for the loss in value of its investment in an amount of $3.4 billion plus accrued interest.

The Arbitration Request was registered by ICSID on March 9, 2011. On October 5, 2011, Crystallex was advised by ICSID that the arbitral tribunal for its claim against Venezuela (the “Tribunal”) had been constituted and that formal proceedings had commenced. The Tribunal held its first procedural meeting on December 1, 2011 in Washington, D.C. At the meeting, the Tribunal established Washington, D.C. as the seat of the arbitration proceeding and established a timetable for the arbitration. Pursuant to the timetable, Crystallex delivered its full written case with all accompanying evidence (known as a “memorial”) on February 10, 2012.

On April 2, 2012, Venezuela objected to the jurisdiction of the Tribunal and requested that the Tribunal bifurcate the proceedings so as to address its jurisdictional objections prior to considering the merits of the claim. On May 23, 2012, the Tribunal issued its decision denying Venezuela’s request to bifurcate the proceedings. Since the proceedings were suspended while the Tribunal considered Venezuela’s jurisdictional objection, the timeline for filing the remaining written submissions was amended. In addition, subsequent to the bifurcation decision, Venezuela requested and was granted a 19 day extension of the date for filing their counter-memorial. The new timeline for submissions is as follows: Venezuela filed its counter-memorial on November 21, 2012; Crystallex shall file its reply by April 30, 2013; and Venezuela shall file its rejoinder by August 28, 2013. The dates fixed for the final arbitration hearing, namely from November 11 to November 22, 2013, were not changed. Following the hearing, the Tribunal will deliberate and issue a written reasoned decision, which could, in certain limited circumstances established by the Federal Arbitration Act (in light of the selection of Washington DC as the seat of arbitration), be contested by either party before the Federal Courts of the United States.

The Company is diligently advancing its arbitration claim, while remaining receptive to settlement discussions with Venezuela.

CCAA Proceedings and DIP Financing

The Company engaged in extensive due diligence and negotiations with potential investors during the second half of 2011 in an attempt to obtain financing to repay the Notes in full. The Company was unable to raise such funds and on December 23, 2011 the Company voluntarily applied for and obtained the Initial Order from the Court for protection under CCAA. In addition to the Notes at the time of the initial order, the Company had other pre-petition liabilities of $10.2 million. The Initial Order provided for a general stay of proceedings for 30 days; which has been extended several times and is currently scheduled to expire on January 31, 2013. As part of the CCAA proceedings, there will be a Court ordered process to assess the validity of all pre-petition liabilities and claims (both principal and interest), including those relating to the Notes, and post-filing interest claims related thereto. As a result of such proceedings, certain of such liabilities and claims may be determined to be invalid.

On December 22, 2011, the holders of the Notes (the “Noteholders”) filed a competing CCAA application, which included an application to file a plan of reorganization for the Company. The Noteholders’ proposed plan contemplated cancelling all existing common shares of the Company without compensation, followed by an offering of new equity and if insufficient proceeds were raised to fully repay the Notes, then the Notes would be converted to equity. The Noteholders’ plan was not accepted as the Court deemed that it was “not a fair balancing of the interests of all stakeholders”.

On December 28, 2011, the Company obtained an order under Chapter 15 of the United States Bankruptcy Code from the United States Bankruptcy Court for the District of Delaware, which recognized the Initial Order as the main proceeding. The United States Bankruptcy Court has also recognized subsequent stay extensions of the Court.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Under the terms of the Initial Order, Ernst & Young LLC was designated the Court appointed monitor (the “Monitor”) charged with assisting and monitoring the Company in formulating its CCAA restructuring plan.

The Company arranged a court approved bridge loan of $3.1 million from Tenor Special Situations Fund L.P. (such entity and its successors, assigns and other permitted transferees are referred to herein as “Tenor”) on January 20, 2012 (the “Bridge Loan”). The Bridge Loan was repayable on the earlier of April 16, 2012 or the first draw on a debtor-in-possession (“DIP”) financing facility. The Bridge Loan was fully repaid on April 23, 2012.

At the same time, the Company engaged an independent financial advisor, with the approval of the Monitor in an effort to raise DIP financing. The financing is required by the Company to continue to operate throughout the CCAA process and to continue to prosecute its arbitration claim against Venezuela to completion. The Company, together with its independent financial and legal advisors, commenced a process to raise DIP financing in accordance with the Initial Order and subject to financing bid procedures developed by the independent financial advisor in consultation with the Company. The bid procedures were approved by the Monitor. The bid procedures provided that only bids from qualified bidders, specifically bidders that complied with the participation requirements, would be accepted.

Upon the recommendation of the financial advisor and the approval of the Board of Directors, the Company selected the DIP financing proposal offered by Tenor. The selection of Tenor was the culmination of an arm’s length, competitive auction process approved by the Court. On March 21, 2012, the Company announced that Tenor was the successful DIP financier and that the Company had executed a commitment letter, subject to certain conditions, including the execution of a senior secured credit agreement to provide a $36.0 million loan to the Company due December 31, 2016.

A group of three investment funds representing 77% of the unsecured Notes submitted a bid for a $10 million DIP financing with a 6 month term. The Noteholders were requested to increase their proposed DIP loan to $35 million, but they refused. The Board of Directors of the Company gave consideration to the Noteholders’ proposal; however, on the recommendation of the independent financial advisor, concluded that it was inferior to the Tenor DIP bid and not in the best interests of the Company and its stakeholders as it would not provide sufficient funds to complete the arbitration and the term of six months was too short a duration. Specifically, the Company’s financial advisor concluded that should the Company accept the $10 million DIP financing from the Noteholders, the Company would be seriously impeded when it subsequently needed to go back to the market in the fourth quarter of 2012 as the other DIP bidders that spent time on their $35 million bid proposals would be reluctant to go through the same financing effort again.

On April 5, 2012, the Company sought an order from the Court approving the $36 million DIP Facility and a Management Incentive Plan (“MIP”). The Noteholders opposed both the DIP Facility and the MIP. Prior to the April 5, 2012 Court hearing, the Noteholders, in an affidavit submitted to the Court, committed that they would provide financing to the Company on the same terms as the $36 million DIP Facility, but only in the event that the Court ordered that financing in such an amount and term were necessary. The Noteholders also proposed a restructuring plan in their Court material, for which they did not seek Court approval on April 5, 2012. The Noteholders’ plan was to exchange the unsecured debt for 58.1% of the equity of the Company; provide a $35 million DIP loan for a further 22.9 % of the equity for a total of 81% of the equity, provide a management incentive program equivalent to 5% of the equity and leave 14% of the equity for the existing shareholders.

On April 16, 2012, the Court issued an order approving the Tenor $36 million DIP Facility and as a result the Company entered into a senior secured credit agreement dated April 23, 2012, (the “Credit Agreement”). The Court also approved the MIP and extended the stay—which is currently extended to January 31, 2013.

The $36 million DIP Facility accrues payment-in-kind interest (that is, interest is accrued and only paid at maturity or upon the Company’s receipt of an arbitral award or settlement) of 10% compounded semi-annually and was to be advanced in four tranches: $9 million upon the execution of loan documentation and approval of the DIP Facility by order of the Court; $12 million upon the dismissal of any appeal of the Court order approving the DIP Facility; $10 million when the Company has less than $2.5 million in cash; and $5 million when the Company’s cash balances are again less than $2.5 million. In accordance with the terms of the Credit Agreement, the Company drew down the initial $9 million tranche of the DIP Facility. The Company used a portion of the initial tranche to repay the Bridge Loan.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

On May 15, 2012, Tenor and the Company amended the Credit Agreement so that the first tranche of the DIP Facility was increased by an additional $4 million, (increasing from $9 million to $13 million), while the second tranche was reduced by $4 million to $8 million.

On June 27, 2012, the Company drew down an additional amount of $8 million (for an aggregate total of $21 million) under the terms of the Credit Agreement. These funds will be used to fund the Company’s operations, including the prosecution of its arbitration claim against the government of Venezuela. As a result of such draw down, the Company provided to Tenor, in accordance with the provisions of the Credit Agreement and a conversion and voting agreement, additional compensation which is dependent on the amount of the net proceeds realized from an award or settlement in respect of the Company’s arbitration with the government of Venezuela and which, at the option of Tenor, could be converted into up to 35% of the equity of the Company. In addition, the Credit Agreement required certain changes to the governance of Crystallex. Tenor has been provided (by the issuance of 100 Class A preference shares, Series 1 in the capital of the Company) with the right to appoint 2 of the 5 directors of the Company, and as a result Mr. Michael Brown and Mr. Johan C. van’t Hof voluntarily resigned from the Board on June 27, 2012, in order to enable Mr. Robin Shah and Mr. David Kay, the nominees of Tenor, to join the Board. The Board appointed Harry Near as “Designated Director” and delegated certain powers to him, including the conduct of the proceedings under the CCAA and certain related matters. However, before making any decision regarding such delegated matters, Mr. Near is required to consult with the Advisory Panel of the Company. The members of the Advisory Panel are Messrs. Near, Brown and van’t Hof. The Board also agreed that certain transactions will be subject to the approval of the Board, including the approval of one of Tenor’s nominees.

The Court’s approval of the DIP Facility and the MIP was appealed by the Noteholders. The Noteholders’ appeal was heard on May 11, 2012. On June 13, 2012, the Court of Appeal (Ontario) unanimously dismissed the Noteholders’ appeal. The Noteholders sought leave to appeal the decision to the Supreme Court of Canada. The Noteholders also sought an order from the Supreme Court of Canada to stay the approval by the Court of Appeal (Ontario) of the DIP Facility pending the determination of their application for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada remanded the Noteholders’ stay request to the Court of Appeal (Ontario). On June 20, 2012, the Court of Appeal (Ontario) also dismissed the Noteholders’ motion for a stay of the approval of the DIP Facility.

On September 27, 2012 the Supreme Court of Canada dismissed the Noteholders’ leave to appeal.

It was disclosed during the course of the CCAA proceedings that the Company has engaged in negotiations with the Noteholders, but no agreement has been reached. The Company has incurred significant legal and other costs related to the Noteholders’ challenges and for arranging the DIP Facillity.

The endorsement and order of Justice Newbould with respect to the DIP Facility and a copy of the Credit Agreement can be found on the Monitor’s website at www.ey.com/ca/crystallex.

Cease Trade Order

On March 16, 2012, the Company announced that it would not meet the filing deadline (March 30, 2012) for its Audited Financial Statements for the fiscal year ended December 31, 2011 along with the related Management’s Discussion and Analysis, Annual Information Form and CEO and CFO Certificates relating to the foregoing. As a result, the Company defaulted on its continuous disclosure obligations as at March 31, 2012. Although the Company has subsequently filed its annual financial statements, it is in breach of its continuous disclosure obligations.

The Company applied to the Ontario Securities Commission for a management cease trade order, which would have only prohibited trading in the Company’s securities by insiders of the Company. The Company’s application for a management cease trade order was denied and the Ontario Securities Commission issued a temporary cease trade order under National Policy 12-203 on April 13, 2012. The cease trade order prohibited trading of the Company’s securities, other than trades made pursuant to debtor-in-possession financing as approved by the Ontario Superior Court of Justice in connection with the CCAA proceedings and trades for nominal consideration to realize tax loses. Subsequently, the Ontario Securities Commission, together with the securities regulatory authorities in British Columbia and Quebec, issued permanent cease trade orders which may be revoked on application to such regulatory authorities subject to certain conditions. The Company is working to become fully compliant with its continuous disclosure obligations and thereby have the cease trade order lifted.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

The Company’s shares continue to trade on the OTC Markets.

Delay of Annual Shareholders Meeting

On June 15, 2012, the Company obtained an order from the Court relieving the Company from any obligation to call and hold an annual meeting of its shareholders until further order of the Court.

Termination of Rights Plan

On June 30, 2012, the shareholder rights plan agreement (the “Rights Plan”) dated as of June 22, 2006 with CIBC Mellon Trust Company, as rights agent, which was last reconfirmed by the shareholders of the Company at a shareholders’ meeting held on June 24, 2009, terminated in accordance with its terms. In light of the fact that the Company had obtained a Court order to delay its annual shareholders’ meeting, the shareholders of the Company were not able to reconfirm the Rights Plan as required, and therefore the Rights Plan terminated. The Company’s shareholder rights plan agreement of March 16, 2012 remains in force.

NYSE Amex and TSX Delistings

On October 5, 2011, Crystallex received a letter from the Compliance & Disclosure Department of Toronto Stock Exchange (“TSX”) requesting that the Company provide information to the TSX regarding its current operating activities as part of a fact gathering process related to meeting the TSX’s continuous listing requirements. The letter stated that if the TSX determines that the Company has discontinued a substantial portion of its business, the Company will be required to meet the original listing requirements (“OLRs”) of the TSX. On December 7, 2011, the Company received notification from the TSX that following its delisting review of December 5, 2011, the TSX had determined that the Company no longer met its OLR’s. As a result, the Company was delisted at the close of the market on January 6, 2012.

On June 1, 2011, the Company was advised by the NYSE Amex that its appeal of the Exchange’s delisting determination was denied. Crystallex appealed this decision to the full Committee on Securities of the NYSE Amex. The NYSE Amex suspended trading of Crystallex shares on the NYSE Amex while the appeal process was ongoing. The full Committee considered the matter on August 3, 2011 and in a letter dated August 10, 2011, the Company was advised that the full Committee had upheld the Panel Decision to delist the securities from the NYSE Amex.

The August 10, 2011 letter from the NYSE Amex noted that, “The Staff had reached this determination based on Section 1002(c) of the Company Guide, which provides that a stock may be delisted from the Exchange if the issuer ceases to be an operating company, and Section 1003(c)(1) of the Company Guide, which further provides that the Exchange should consider delisting a stock “[i]f the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as . . .. condemnation, seizure or expropriation.”

The Company’s shares began trading on OTC Markets effective June 7, 2011.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Summary of Quarterly Financial Results (Unaudited)

US$,000 except per share	2012	2011
	Q1	Q4	Q3	Q2
Loss from continuing operations	(8,479)	(13,390)	(7,473)	(7,747)
Loss from discontinued operations	(357)	(15,259)	(1,142)	(2,395)
Net loss and comprehensive loss	(8,836)	(28,649)	(8,615)	(10,142)
Reorganization costs – net	(2,938)	(1,319)	—	—
Write-down of Las Cristinas	—	—	—	—
Provision for value-added taxes recoverable	(14)	(30)	(17)	(124)
Loss on write-down of equipment	—	(7,527)	—	—
Gain (loss) on revaluation of warrants	3	40	(31)	54
Loss per share from continuing operations – Basic and diluted	(0.02)	(0.04)	(0.02)	(0.02)
Loss per share from discontinued operations – Basic and diluted	—	(0.04)	(0.00)	(0.01)
Loss per share – Basic and diluted	(0.02)	(0.08)	(0.02)	(0.03)

US$,000 except per share	2011	2010
	Q1	Q4	Q3	Q2
Loss from continuing operations	(6,806)	(4,943)	(2,627)	(6,917)
Loss from discontinued operations	(8,149)	(10,089)	(3,699)	(6,226)
Net loss and comprehensive loss	(14,955)	(15,032)	(6,326)	(13,143)
Write-down of investment in Las Cristinas	(696)	(1,716)	(3,150)	(4,064)
Provision for value-added taxes recoverable	(27)	(976)	(146)	(1,936)
Loss on write-down of equipment	(5,700)	(6,389)	—	—
Gain (loss) on revaluation of warrants	379	1,167	3,050	41
Loss per share from continuing operations – Basic and diluted	(0.02)	(0.01)	(0.01)	(0.02)
Loss per share from discontinued operations – Basic and diluted	(0.02)	(0.03)	(0.01)	(0.02)
Loss per share – Basic and diluted	(0.04)	(0.04)	(0.02)	(0.04)

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Results of Continuing Operations

The Company recorded losses from continuing operations for the three month period ended March 31, 2012 of $8.5 million ($(0.02) per share) compared to losses of $6.8 million ($(0.02) per share) for the three month period ended March 31, 2011. The increased loss of $1.7 million for the three month period ended March 31, 2012 is mainly due to $2.9 million in reorganization expenses related to the Company’s CCAA filing and financing efforts, a $0.6 million increase in professional fees associated with the Company’s arbitration claim against Venezuela offset by reductions in general and administrative expenses of $1.4 million and net financing expenses of $0.4 million.

General, Administrative and Arbitration Expenses

	Three month period ended March 31,
	2012	2011	Incr(decr)
	(US$ 000’s)	(US$ 000’s)	(US$ 000’s)
Total general adminstrative and arbitration expenses	2,957	3,827	(870)

Consisting of:
Legal/arbitration and consulting	2,066	1,491	575
All other general and administration expense	891	2,336	(1,445)

General, administrative and arbitration expenses decreased by $0.9 million to $3.0 million (2011—$3.8 million) for the three month period ended March 31, 2012. This was mainly due to decreases in general and administrative expenses of $1.4 million made up of reductions in audit expenses of $0.3 million, salaries and benefits of $0.2 million, non-cash stock option expense of $0.2 million, shareholders information of $0.2 million, and other administration expenses of $0.5 million. Offsetting these decreases were increases in legal, arbitration and consulting fees of $0.6 million.

The Company expects to continue to incur significant legal and consulting costs in the future related to its arbitration claim against Venezuela, and expenses associated with its CCAA filing. To mitigate the effect of this, the Company has further reduced general and administration costs.

Interest on Notes Payable

The Company has continued to accrue interest on the $100 million Notes payable which were classified as a liability subject to compromise by the Initial Order of December 23, 2011. Interest expense on the Notes was $2.3 million for the three month period ended March 31, 2012, compared to $3.5 million for the corresponding period in 2011. The Notes bear interest at 9.375% per annum, and interest was payable semi-annually in January and July. Interest expense on the Notes also includes amortization of debt transaction costs and non-cash interest accretion of $Nil for the three month period ended March 31, 2012 as compared to $1.2 million for the same period in 2011, as the Notes were originally derived from a unit offering financial instrument that contained both liability and equity components.

Interest of $4.1 million, which was due on December 23, 2011, was not paid as the Company filed for CCAA protection.

Interest on Demand Loan and Promissory Note

The Company has continued to accrue interest on the demand loan which was classified as a liability subject to compromise by the Initial Order of December 23, 2011. For the three month period ended March 31, 2012 the Company expensed $25 thousand (2011—$ 25 thousand).

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Foreign Currency Exchange Gain

The Company recorded foreign currency exchange gains of $0.2 million for each of the three month periods ended March 31, 2012 and 2011.

Exchange gains and losses in both 2012 and 2011 arose mainly as a result of fluctuations in the value of CAD$ held against the US dollar which latter currency is the functional currency of the Company.

Results of Discontinued Operations—Venezuela

Following Venezuela’s failure to grant the Permit and its subsequent unilateral cancellation of the MOC on February 3, 2011, the Company initiated arbitration proceedings before ICSID’s Additional Facility and commenced the process of handing the Las Cristinas project back to the Government of Venezuela. The handover to the Government of Venezuela was completed on April 5, 2011, upon receipt of a certificate of delivery from the CVG. As a result, the Company has determined that its operations in Venezuela should be accounted for as a discontinued operation.

The Company reported losses from discontinued operations for the three month period ended March 31, 2012 of $0.4 million ($Nil per share) as compared to a loss of $8.1 million ($(0.02) per share) for the three month period ended March 31, 2011. The decrease in the loss by $7.7 million in 2012 is attributable to decreases in non-cash write-downs of equipment held for sale of $5.7 million, decreases in non-cash write-downs of mineral property of $0.7 million and decreases in operating expenses of $1.3 million.

Write-down of the Carrying Value of Las Cristinas, Provision for VAT and Future Income Tax Recovery

At December 31, 2009, it was determined that the uncertainty regarding the receipt of the Permit for Las Cristinas had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project. Accordingly, the Company recorded a non-cash write-down of $297.1 million relating to all Las Cristinas mineral property costs, except the carrying value of the remaining mining equipment. The accumulated non-cash write-down on Las Cristinas resulted in the reversal of future income tax liabilities of $17.5 million as at December 31, 2009 relating to temporary differences between book and tax values previously recorded.

The Company continued to perform impairment assessments at the end of each quarter in 2010 and for reasons similar to those indicated above, the Company recorded non-cash write-downs totalling $12.5 million in 2010. In the first quarter of 2011, the Company recorded an additional write-down of $696 thousand bringing the cumulative write-down to $310.3 million. As a result of the cancellation of the MOC, no further write-downs against Las Cristinas were recorded, as all costs associated with Las Cristinas commencing from February 2011 were expensed directly in the Statement of Loss and Comprehensive Loss. In addition, the Company recorded a provision of $2.2 million against Venezuelan value-added taxes recoverable (“VAT”) from cumulative expenditures incurred on Las Cristinas for the year ended December 2010. This provision was increased a further $0.2 million for the year ended December 31, 2011 and an additional $14 thousand for the three month period ended March 31, 2012. This provision was recorded as it could not be transferred or assigned and this VAT was only recoverable from future operations at Las Cristinas. These write-downs of the Las Cristinas Project are based on accounting principles only, and are thus without prejudice to the legal qualifications that the Venezuelan measures may be given under Venezuelan or International law (including the Treaty).

The Company’s main focus since signing the MOC in September 2002, was the development of Las Cristinas. The Company incurred costs, such as interest on the Notes and significant general and administrative costs, which have not been capitalized to the Las Cristinas Project for accounting purposes. Accordingly, the write-downs relate only to the direct costs capitalized for accounting purposes and do not include the direct and indirect costs which have been expensed by the Company in its pursuit of the development of Las Cristinas.

Losses on Write-down and Sale of Mining Equipment

At December 31, 2011 the net realizable value of the Company’s remaining equipment was $2.0 million following write-downs of $5.7 million on March 31, 2011 and $7.5 million on December 31, 2011.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

During the three month period ended March 31, 2012, the Company sold equipment for proceeds of $406 thousand (2011 – $Nil). Proceeds on the sales approximated the carrying value of the assets.

Las Cristinas Withdrawal Expense

The Company withdrew from the Las Cristinas site effective March 31, 2011 following the termination of the MOC and transferred the property to the CVG.

Costs associated with the hand-over and transfer of Las Cristinas to the CVG were expensed directly in the statement of loss and comprehensive loss, during the three month period ended March 31, 2011.

Liquidity and Capital Resources

The Company expects to continue to incur operating losses during the CCAA proceedings and throughout the period of pursuing its arbitration claim. The Company anticipates that it will meet its cash requirements from the proceeds of the $36.0 million DIP Facility (net proceeds will be $35.0 million after accounting for the $1.0 million commitment fee) and with proceeds from the sale of the Company’s remaining equipment held in storage.

Cash and Cash Equivalents

On March 31, 2012, the Company had cash and cash equivalents of $1.0 million compared to $2.4 million on December 31, 2011.

The change in the cash and cash equivalents balance during the three month period ended March 31, 2012 is reconciled as follows ($ millions):

	Continuing Operations	Discontinued Operations	Total
Cash, December 31, 2011	$2.4	—	2.4
Cash used in operating activities	(3.0)	(0.3)	(3.3)
Proceeds on sale of equipment	—	0.4	0.4
Proceeds from bridge loan	2.7	—	2.7
Repayment of Venezuelan bank loan	(1.2)	—	(1.2)

Cash and cash equivalents, March 31, 2012	$0.9	0.1	1.0

Cash Used in Operating Activities

Cash used in operating activities from continuing operations in the three month period ended March 31, 2012 was $3.0 million compared to $5.6 million used in the comparable period of 2011.

Cash used in continuing operations for the three month period ended March 31, 2012 was largely attributable to general administrative, arbitration and reorganization expenses (reorganization expenses were $Nil for the comparable period in 2011). The first quarter of 2011 includes cash interest payments of $4.7 million, (2012—$Nil).

Cash used for operating activities in discontinued operations for the three month period ended March 31, 2012 was $0.3 million (2011—$1.0 million). The lower cash expenditures in the three month period ended March 31, 2012 are due to the cancellation of the MOC and the subsequent transfer of the project to the Government of Venezuela on April 5, 2011.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Investing Activities

Cash used for capital expenditures on Las Cristinas in discontinued operations was $Nil for the three month period ended March 31, 2012 compared to $2.4 million for the three month period ended March 31, 2011. The reduction in expenditures is attributable to the transfer of Las Cristinas to Venezuela on April 5, 2011. Proceeds from the sale of equipment for the three month period ended March 31, 2012 were $0.4 million (2011: $Nil).

Financing Activities

During the three month period ended March 31, 2012, the Company decreased its Venezuelan bank loan by $1.3 million (5.7 million BsF) to $Nil. For the corresponding three month period ended March 31, 2012 the Company increased its bank loan by $0.7 million.

During the three month period ended March 31, 2012, the Company obtained the Bridge Loan from Tenor Special Situations Fund L.P. which netted $2.7 million after payment of related expenses.

For details of the Company’s DIP Facility, please refer to the section “CCAA Proceedings and DIP Financing”.

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments, as at March 31, 2012, are tabled below:

(in $millions)

Millions	Less than 1 month	1 - 3 months	3 months to 1 Year	1 year to 5 Years	Liabilities subject to compromise	Total
Debt	$—	$—	$—	$—	$102.5	$102.5
Interest on debt	—	—	—	—	7.0	7.0
Asset retirement obligations	—	—	1.5	9.1	—	10.6

Total contractual obligations	$—	$—	$1.5	$9.1	$109.5	$120.1

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

For the three month period ended March 31, 2012, the Company paid head office rent of $34 thousand (2011—$32 thousand) and consulting fees of $10 thousand (2011—$26 thousand) to a subsidiary of Sunwah International Limited (previously Kingsway International Holdings Limited), a company that retains the Chairman and Chief Executive Officer of the Company as a director.

On September 1, 2011, the Company entered into a consulting agreement with Marc J. Oppenheimer, a director of the Company to provide detailed services to support the arbitration. Under this agreement, Mr. Oppenheimer is paid $30 thousand per month until the earlier of November 30, 2014 or the conclusion of arbitration proceedings with Venezuela. For the three month period ended March 31, 2012 Mr. Oppenheimer was paid $90 thousand (2011—$Nil) under the agreement.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Venezuelan Operations

In the third quarter of 2007, Crystallex changed the rate it used to translate its Venezuelan subsidiaries’ transactions and balances from the official exchange rate of 2.15 Venezuelan bolivar fuerte (“BsF”) to 1 US dollar, to the parallel exchange rate. This was done due to the increasing spread between the official exchange rate and the parallel exchange rate and the Company’s ability to access the official rate.

The Venezuelan subsidiaries have a US dollar functional currency. As a result of the US dollar functional currency, monetary assets and liabilities denominated in BsF give rise to foreign exchange gains and losses.

On January 11, 2010, the Venezuelan government devalued the BsF and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 BsF per US dollar to 2.60 for essential goods and 4.30 for non-essential goods and services. The 2.60 exchange rate for essential goods has since been eliminated.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market. Therefore, continued use of the parallel rate for BsF denominated transactions is no longer acceptable.

On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system (Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”)), which is controlled by the Central Bank of Venezuela (“BCV”). The SITME imposes volume restrictions on the conversion of BsF to US dollars, currently limiting such activity to a maximum equivalent of US$350 thousand per month.

As a result of the enactment of the reforms to the exchange control regulations, the Venezuelan subsidiaries did not meet the requirements to use the SITME to convert US dollars to BsF as at September 30, 2010. Accordingly, the Company changed the rate used to re-measure BsF-denominated transactions from the parallel exchange rate to the official rate specified by the BCV, which was fixed at 4.30 BsF per US dollar on September 30, 2010.

Venezuelan subsidiaries had approximately $5.9 million of net monetary liabilities denominated in BsF as at December 31, 2011. For every $1 million of net monetary assets denominated in BsF, a 15% increase/(decrease) in the foreign currency exchange rate would (decrease)/increase the Company’s loss by approximately $0.2 million.

The Company ceased mining and processing activities at its El Callao operations on September 30, 2008. The Company has transferred the Tomi and La Victoria mining concessions to Minerven, a Venezuelan state controlled mining company, and is currently reviewing its reclamation obligations with respect to these mining concessions with MinAmb. The Company has also returned a number of other properties back to the government of Venezuela. The Company has agreed to a reclamation plan to address its previous processing activities at the Revemin mill near El Callao. Reclamation work at Revemin has commenced and is expected to be completed in the first quarter of 2013.

Effective March 31, 2011, the Company withdrew from the Las Cristinas site and transferred the property to the CVG. On April 5, 2011, the Company received a signed certificate of delivery to finalize the handover of Las Cristinas in accordance with Venezuelan law.

Legal Proceedings

Noteholders’ claim

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the holders of the Notes. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there had been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested, together with accrued and unpaid interest to the date of purchase.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

A “Project Change of Control” is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset.

On December 16, 2009, the Ontario Superior Court of Justice dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex its costs incurred with respect to the Application. In detailed reasons, the court held that Crystallex and its Board of Directors acted reasonably and in accordance with its obligations to all stakeholders including the Noteholders. The Noteholders appealed this decision, which was heard in late April 2010.

On May 9, 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal and awarded costs to Crystallex.

On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking indemnification of costs.

On June 16, 2010, the Company and the trustee agreed to a cost settlement with reimbursement paid to Crystallex of $0.8 million on account of Crystallex’s costs in defending the litigation. That payment was effected by netting against the July 15, 2010 semi-annual interest payment on the Notes. The Noteholders also signed a release in favour of the Company and its directors at the same time.

On May 26, 2011, the Company was served with a Notice of Application by certain holders of the Notes. The Noteholders were seeking a declaration from the court that there has been a “Project Change of Control” event as defined in the First Supplemental Indenture made as of December 23, 2004 thereby requiring Crystallex to purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase. A hearing occurred on September 7, 2011, and on September 29, 2011 the court dismissed the Noteholders’ claim and awarded the Company costs of the proceedings.

On October 30, 2011, the Noteholders appealed the court’s decision to the Court of Appeal for Ontario and a decision has not yet been received. The Company is of the opinion that the court’s decision should be upheld the Court of Appeal for Ontario, however, the outcome of the appeal cannot be determined at this time.

Refer to “CCAA Proceedings and DIP Financing” for details of the Noteholders’ current litigation.

Claims by former employees

The Company’s subsidiaries in Venezuela have been served with statements of claim from several former employees for additional severance and health related issues for an aggregate claim of approximately $0.7 million. The Company has recorded a provision based on its best estimates of amounts that may need to be paid based on experience with other cases settled to date.

Critical Accounting Estimates and Uncertainties

In preparing financial statements in accordance with IFRS management is required to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company’s consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. While management believes these estimates and assumptions are reasonable, actual results could vary significantly.

The critical accounting estimates and uncertainties are as follows:

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Going concern basis of accounting

As at March 31, 2012, the Company had negative working capital of $123.2 million, including cash and cash equivalents of $1.0 million. Included in the negative working capital are $112.1 million of items which have been reclassified as liabilities subject to compromise as a result of the Company’s CCAA filing on December 23, 2011, comprised of prepetition accounts payable and accrued liabilities of $2.6 million, Notes payable of $100.0 million, a $2.5 million demand loan and accrued interest on debt of $7.0 million.

Management estimates that proceeds from the DIP Facility and from additional equipment sales will be sufficient to meet its forecast expenditures until the conclusion of the Company’s arbitration claim with Venezuela. However, there can be no assurance that the amount of cash available under the DIP Facility will be sufficient to fund day to day operations during the proceedings under the CCAA and the restructuring costs associated with operating under the CCAA. If the DIP Facility amounts are insufficient to meet liquidity requirements, the Company will have to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on acceptable terms. Failure to secure necessary additional financing would have a material adverse impact on the Company’s continuing operations.

The proceedings under the CCAA raise substantial doubt regarding the Company’s ability to continue as a going concern. Due to the risks and uncertainties associated with its proceedings under the CCAA, the Company cannot predict the final outcome of the restructuring process or the potential impact on its business, financial condition or results of operations. Although the CCAA proceedings and DIP Facility arrangements allow the Company to stabilize its operations, it is not possible to predict the outcome of these proceedings or to have any assurance the Company will be successful in the restructuring process. Accordingly, there is significant doubt as to whether the Company will be able to continue as a going concern. The ability to continue as a going concern is dependent on developing and implementing a restructuring plan and restructuring obligations in a manner that allows the Company to obtain court approval under the CCAA. Even if the Company is able to emerge from the CCAA proceedings, there can be no assurance as to the long term viability of all or any part of the enterprise of the Company’s ability to continue as a going concern. Operating under the CCAA for an extended period may increase the required payment of restructuring costs associated with operating under the CCAA beyond the Company’s available liquidity.

The Company’s unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Assessment of impairment of Las Cristinas mineral property and value-added taxes

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets or when events or changes in circumstances indicate that their carrying values may not be recoverable.

The Company previously determined that, among other things, the uncertainty regarding the Permit had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project and on recoverability of the carrying value of the asset.

The Company recorded an accumulated non-cash write-down totalling $310.3 million as a result of impairment assessments conducted on Las Cristinas from December 31, 2009 to January 31, 2011. Following the unilateral cancellation of the MOC, the Company ceased capitalizing expenditures related to Las Cristinas. In addition, the Company recorded a provision of $2.2 million against Venezuelan value-added taxes recoverable from cumulative expenditures incurred on Las Cristinas.

These write-downs of the Las Cristinas Project are based on accounting principles only, and are thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law (including the Treaty).

Write-down of equipment to estimated net realizable value

The Company is in the process of selling its remaining equipment and in the three month period ended March 31, 2012 realized gross proceeds of $425 thousand (2011—$Nil). As at March 31, 2012, the Company had remaining equipment at estimated fair value less costs to sell, of $1.6 million. There can be no assurance that the Company will obtain this estimated net realizable value.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection and reclamation of the environment. The Company has recorded asset retirement obligations related to its former La Victoria and Revemin operations, and for the three month period ended March 31, 2012 a provision was established for minor reclamation work related to Las Cristinas. The Company has not been able to estimate the scope and timing of the reclamation work for its asset retirement obligation at its former Tomi mining operation. Following the shutdown of Tomi in 2008 the Company was instructed not to perform any reclamation work until the Government of Venezuela determined what it wanted to do with the Tomi concession. Subsequent to this, operations at Tomi were started up again by the Venezuelan state mining company and then shut down once again after a short period of time. There could be a future material adjustment when the Company is able to estimate its asset retirement obligation at Tomi.

Significant judgments and estimates have been made in determining the nature and costs associated with these obligations. Changes in the underlying assumptions used to estimate these obligations as well as changes to environmental laws and regulations could cause material changes in the expected cost and the present value of these obligations.

Income taxes

In determining both the current and deferred components of income taxes, the Company interprets tax legislation in a variety of jurisdictions as well as makes assumptions as to the expected time of the reversal of future tax assets and liabilities. If the interpretations or assumptions differ from the tax authorities, or if the timing of the reversal is not properly anticipated, the provision for or relief of taxes could increase or decrease in future periods.

Financial instruments and estimated fair values

At March 31, 2012, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, demand loan payable, notes payable and warrants denominated in CAD$. The warrants denominated in CAD$ are measured at fair value, and the assurance level of the inputs going into the valuation are classified as Level 2. Accounts receivable, accounts payable and accrued liabilities, and demand loan payable are measured at amortized cost and their estimated fair values approximate carrying values due to their short-term nature. The Notes are classified as other financial liabilities and are measured at amortized cost.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at January 30th, 2013, are tabled below:

Common Shares Issued	365,417,737
Common Share Options	18,902,900
Warrants	28,695,000

Fully Diluted Common Shares	413,015,637

The Company has 100 outstanding Class A Preference Shares issued in a series designated as Class A preference shares, Series 1 (“Series 1 Shares”) and are entitled, until a specified date, to receive notice of and to attend all meetings of shareholders and to vote, exclusively and separately as a class, on the basis of one vote per share, to nominate and elect two of the directors of the Company. The Series 1 Shares have no other voting rights except as provided under the Canada Business Corporations Act. In addition, the Company has agreed to grant to Tenor the right to acquire shares of the Company which may be converted, on or after September 1, 2012, into such number of common shares that would be equal to 35% of the then issued and outstanding common shares.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Internal Controls

Disclosure controls and procedures

The CEO and CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them and has been properly disclosed in the annual regulatory filings.

As of March 31, 2012, an evaluation was carried out, under the supervision of the CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures as defined in NI 52-109. Based on this evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective. This evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances.

Internal control over financial reporting

The CEO and CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at March 31, 2012, an evaluation was carried out, under the supervision of the CEO and CFO of the design of the Company’s internal controls over financial reporting as defined in NI 52-109. Based on this evaluation, the CEO and CFO concluded that the internal controls over financial reporting are designed and were operating effectively as at March 31, 2012 to provide reasonable assurance that the Company’s financial reporting was reliable and that the Company’s consolidated financial statements were prepared in accordance with IFRS.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Company continues to review and document its disclosure controls and procedures, including internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that its systems evolve with its business.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2011 Form 20F, which is available on SEDAR at www.sedar.com] an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks relating to the Company’s restructuring process under CCAA

The Company is proceeding under the CCAA. The Company’s business, operations and financial position are subject to risks and uncertainties associated with such proceedings, including without limitation, risks associated with the Company’s ability to:

•

stabilize and preserve the business, develop and implement a restructuring plan in an appropriate time frame, resolve issues with creditors and other parties affected by the CCAA proceedings, obtain requisite court approvals and creditor and other required approvals for a restructuring plan and obtain any necessary court approval for sale of assets;

•

utilize cash available under the DIP Facility to fund operations, operate within the restrictions and limitations of the DIP Facility, obtain sufficient exit financing to permit a satisfactory exit from the CCAA process and to realize fair value of any assets sold under the CCAA process;

Crystallex International Corporation

Three Month Period Ended March 31, 2012

•

obtain court orders or approvals for our proposed actions, including extensions of stays of proceedings and timely approval of asset sales or other transactions outside the ordinary course of business, resolve and compromise creditor claims and other claims made against the Company in its CCAA proceeding, prevent third parties from obtaining court orders adverse to the Company’s interests, disclaim or terminate contracts.

No assurance can be made as to the values that will be allocated to the Company’s pre-CCAA liabilities or currently outstanding common shares. It should be recognized that the Company’s current common shares may have no value and may be cancelled under a restructuring plan or other restructuring process under the Company’s CCAA proceedings. The value of the Company’s pre-CCAA liabilities and common shares is accordingly highly uncertain. As at March 31, 2012, the Company’s liabilities exceeded the book value of its assets by $132.3 million.

The proceedings under the CCAA raise substantial doubt regarding the Company’s ability to continue as a going concern.

Due to the risks and uncertainties associated with its proceedings under CCAA, the Company cannot predict the final outcome of the restructuring process or the potential impact on its business, financial condition or results of operations. Although the CCAA proceedings and DIP Facility allow the Company to stabilize its operations, it is not possible to predict the outcome of these proceedings or to have any assurance the Company will be successful in the restructuring process. Accordingly, there is significant doubt as to whether the Company will be able to continue as a going concern. The ability to continue as a going concern is dependent on developing and implementing a restructuring plan and restructuring obligations in a manner that allows the Company to obtain court approval under the CCAA. Even if the Company is able to emerge from the CCAA proceedings, there can be no assurance as to the long term viability of all or any part of the enterprise or of the Company’s ability to continue as a going concern. Operating under the CCAA for an extended period may increase the required payment of restructuring costs associated with operating under the CCAA beyond the Company’s available liquidity.

The Company’s common shares were delisted on the NYSE AMEX on August 11, 2011 following the suspension of trading on June 1, 2011 and on the TSX at the close of trading on January 6, 2012. Cease trade orders have been issued by applicable Canadian securities regulatory authorities thereby effectively preventing the trading of the Company’s securities in Canada.

The Company may not be able to successfully develop, obtain the necessary approvals or implement a restructuring plan. Failure to do so within the time periods granted under the CCAA proceeding could result in the liquidation of the Company’s assets.

The Company must obtain court and creditor approvals to complete the restructuring process. Even if such approvals are obtained, a dissenting holder claim against the Company may challenge and delay the final approval and implementation of a comprehensive restructuring plan.

If it is not successful in developing a restructuring plan, or if the requisite approvals are not obtained, the Company may not be able to reorganize its business. Should the stay of proceedings under the CCAA not be sufficient to develop a restructuring plan or should such plan not be approved by creditors and the courts, or should the stay of proceedings against the Company lapse for any reason, the Company’s debt obligations will become due and payable immediately.

There can be no assurance that the amounts of cash that may be drawn down under the Credit Agreement will be sufficient to fund day to day operations during the proceedings under the CCAA and the restructuring costs associated with operating under the CCAA. If the DIP Facility amounts are insufficient to meet liquidity requirements, the Company will have to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on acceptable terms. In such circumstances, failure to secure necessary additional financing would have a material adverse impact on the Company’s continuing operations.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Risks Relating to the Arbitration

While Crystallex believes that all the jurisdictional requirements under the rules governing the arbitration and under the Treaty have been met to enable the Tribunal to exercise jurisdiction over Crystallex’s claims, Venezuela has argued that the Tribunal lacks jurisdiction. If the Tribunal found that it lacked jurisdiction, the arbitration could not proceed. In its counter-memorial filed on December 21, 2012 Venezuela raised defenses to all of Crystallex’s assertions of breaches of the Treaty, including its claims of (i) denial of fair and equitable treatment; (ii) denial of full protection and security; (iii) expropriation; and (iv) discrimination. Nonetheless pending a final decision, the risk cannot be excluded that, one or more of Crystallex’s claims may not succeed. In addition, Crystallex may not be successful in obtaining (i) an award ordering the restitution of its investment in the Las Cristinas Project and the granting of the Permit, and/or (ii) an award of compensation in the amount requested or at all.

In certain limited circumstances an arbitral award may be set aside by the courts of the place of arbitration or enforcement of the award may be rejected by courts where enforcement might be sought.

Venezuela is a respondent in several pending arbitrations filed with ICSID, some of which—like the Arbitration Request — assert claims in excess of US$ 1 billion. Not all countries have voluntarily complied with awards issued in investment treaty arbitrations. If Venezuela does not voluntarily comply, it may be necessary to enforce the award against Venezuela’s assets in accordance with the rules applicable to enforcement against sovereign assets in the jurisdictions where such enforcement is sought. It is possible that Venezuela might refuse to comply with the award and attempt to transfer assets out of jurisdictions where enforcement is possible or otherwise seek to obstruct enforcement. In addition, Crystallex may have to compete with other award-creditors when seeking to enforce its award against Venezuela’s assets. There is no established bankruptcy-like mechanism that would ensure pro rata distribution of a foreign sovereign’s available assets in any jurisdiction among creditors, and there is a risk that those creditors could attach those assets before Crystallex is able to. Furthermore, depending on the country in which execution is attempted, differences in national rules on sovereign immunity, and on the availability of assets to satisfy the award may prevent Crystallex from collecting on its award.

Political and economic uncertainty in Venezuela

The Company’s international arbitration claim is against Venezuela. Should the Company be successful in winning an award of compensation to be paid by Venezuela, the Company cannot provide any assurance that it would be able to collect an award of compensation which would materially impact the Company.

Should Crystallex obtain the restitution of the MOC and the grant of the Permit to allow development activities at Las Cristinas pursuant to an arbitral award, then the Company may face a number of political, economic and regulatory risks in Venezuela.

Environmental regulation and liability

The Company is no longer engaged in operating activities at its former properties near El Callao in Venezuela and has transferred ownership of the Revemin processing facility and El Callao mining concessions to the Government of Venezuela. The Company has environmental reclamation obligations related to its previous mining and processing operations on the El Callao concessions. The scope of the reclamation work required to be undertaken by the Company on the El Callao concessions has yet to be fully determined and may not be reliably estimated at this time, as the Government of Venezuela may continue with mining or other activities on the concessions.

The reclamation activities are subject to laws and regulations controlling the environment. Environmental legislation may change and result in greater reclamation costs than the Company currently estimates. In general, environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Future environmental legislation could cause additional expense the extent of which cannot be predicted.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure adhering to, or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Currency fluctuations

The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollars. Fluctuations in exchange rates between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

Operating losses are expected to continue in the near future

The Company expects that it will continue to incur losses and there can be no assurance that the Company will become profitable in the near future.

Potential dilution

As at January 30th, 2013, the Company had outstanding options to purchase 18,902,900 common shares of the Company and warrants to purchase 28,695,000 common shares of the Company. The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional stock options and warrants or additional common shares from time to time in the future. Furthermore, in connection with any successful future financings, any refinancing of the Notes or in connection with the restructuring of the Notes, the Company may issue additional securities. The Company has also agreed to grant to Tenor the right to acquire shares of the Company which may be converted, from and after September 1, 2012, into such number of common shares which would be equal to 35% of the then issued and outstanding common shares. As a result, the ownership interest of the Company’s current shareholders could be significantly diluted.

Common share price volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

•	the result of the Company’s efforts in the arbitration proceedings;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in recommendations by research analysts who track the common shares or the shares of other companies in circumstances similar to that of the Company;

•	changes in general economic conditions;

•	the arrival or departure of key personnel;

•	significant global economic events;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

•	outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares have historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Dependence on key employees

The Company’s business is dependent on retaining the services of a small number of key management personnel and directors, in particular those who possess important historical knowledge of Las Cristinas relevant to the arbitration claim. The loss of key personnel and/or directors could have a material adverse effect on future operations of the Company.

Crystallex International Corporation

Three Month Period Ended March 31, 2012

Credit and market risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents include deposits with Schedule A Canadian banks, denominated in U.S. dollars.

Enforcement by investors of civil liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in the 2011 Form 20-F, are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments obtained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable. There is a general stay of proceedings against the Company, its directors, and officers while under CCAA protection.

No payment of cash dividends

The Company intends to retain cash to finance its arbitration claim and for working capital. The Company does not intend to declare or pay cash dividends at present and it has not done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will be made entirely in the discretion of the Board of Directors and shall be dependent on factors such as earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares.

Crystallex International Corporation

Three Month Period Ended March 31, 2012